Exhibit C-7

Department of Finance Canada	Ministère des Finances Canada

Update of Economic and Fiscal Projections September 2009

Foreword by the Minister of Finance
The global recession has created unprecedented uncertainty for the world economy. Although there have been early signs of stabilization, the situation remains fragile and we can expect to continue to feel the impact of the economic slowdown. The Canadian economy is not immune to the effects of this global recession and this economic uncertainty. That is why our Government will stay the course and ensure the implementation of stimulus measures included in Canada’s Economic Action Plan in order to create and maintain jobs.
Canada is much better off than most of its G7 colleagues. Our deficit and debt levels are manageable and small relative to other countries. Our banks and financial system are the strongest in the world. The unemployment rate in Canada is 1 percentage point lower than in the U.S. We will weather the storm.
As private sector forecasts for the Canadian economy have changed, the Government is providing an update on the fiscal situation for the country. The global economic outlook has shifted drastically in the eight months since Budget 2009 but the Government remains committed to its plan to follow through on the implementation of stimulus measures and to return to balanced budgets in due course. Although the timing of this return to balanced budgets has changed, our commitment to achieving this goal has not. When the time is right—when our plan has been implemented, our recovery is entrenched and private sector forecasts become more certain—we will determine what additional spending restraint is necessary. The speed of our return, and the extent to which we would look at restraining growth in direct program spending will depend on the speed of the global economic recovery. But given the uncertainty in private sector forecasts in the outer years, those measures may be unnecessary.
The Government is staying the course on policy measures included in Budget 2009 and the Government will return to a balanced budget as the economy recovers. Our number one priority is to ensure timely recovery by continuing to implement the Action Plan to create and maintain jobs in the near term.
Sincerely,
The Honourable James M. Flaherty
Minister of Finance

Introduction
After the deepest global recession since the Second World War, there are encouraging signs Canada will return to economic growth this fall, along with many of its major trading partners. In these uncertain times, the Government will stay the course and follow through on Canada’s Economic Action Plan to ensure a sustainable recovery. This is consistent with the commitment G20 finance ministers and central bank governors made in London on September 5, 2009:
“We will continue to implement decisively our necessary financial support measures and expansionary monetary and fiscal policies, consistent with price stability and long-term fiscal sustainability, until recovery is secured.”
Canada entered this downturn in an enviable condition. Our fiscal position is the healthiest in the G7, our housing markets avoided the problems seen in other countries, and our banks and financial system are the strongest in the world.
Canada’s sound fiscal position is the product of significant debt reduction efforts by the Government before the global recession began. At the onset of the crisis, Canada had the lowest debt-to-GDP ratio of all G7 countries (Charts 1 and 2).
From this position of strength, the Government responded quickly and boldly with an economic stimulus package that ranks among the largest in the world (Chart 3).

Under Canada’s Economic Action Plan, the Government took the necessary step of running short-term deficits to deliver targeted and timely stimulus in order to protect Canadians from the global recession. Our strong fiscal position made this spending affordable.
The payoff from this has been that the deterioration in Canada’s economy has been less severe than in virtually all other major industrialized economies. In particular, the loss of jobs in Canada has been considerably less pronounced than in the United States—our largest trading partner (Chart 4 and Chart 5). The unemployment rate in Canada is now one full percentage point lower than it is in the United States—the first time this has occurred in a generation.

With the recent revision to the private sector economic forecast, the deficit is now expected to be larger than anticipated at the time of the 2009 budget. The deterioration in the deficit in Canada has generally been in line with or smaller than in other countries (Chart 6). In essence, the sharp drop-off in global activity and incomes has reduced revenues and pushed up government deficits worldwide. Other governments and businesses across the globe have had to revisit forecasts as the economic situation has unfolded. Canada is no different.
Private sector forecasters expect a return to economic growth beginning in the second half of this year, with growth expected to gain momentum in 2010. There is considerable debate among private-sector economists about the strength of the emerging recovery and the medium-term prospects for the global and US economies. For Canada, this means that on average private-sector forecasters surveyed in August now expect the level of nominal GDP to be considerably lower than they forecasted at the time of the 2009 budget.
There is also a very wide range of views among private sector forecasters on how strongly the Canadian economy will grow over the medium term. Among the forecasters surveyed in August by the Department of Finance, these differences yield about a $100 billion range in the projected level of nominal GDP (the broadest measure of the tax base) by the 5th year of the budget planning horizon. This record large variation in the expected level of nominal GDP translates into a potential $15 billion variation in the level of annual budgetary revenues. There is no consensus among forecasters in the August survey about medium-term growth prospects due to the global recession.
Given the ongoing fragility of the economy, the Government’s immediate priority is to complete the effective implementation of Canada’s Economic Action Plan—to help Canadians and secure the emerging economic recovery.

As the economy improves over the medium term, the Government is committed to returning to balanced budgets. The speed at which a balanced budget is achieved, as well as any actions required, will depend on the strength of the recovery. The current uncertainty and debate over future growth prospects will take some time to resolve, as the ramifications of the largest global economic shock since the Second World War become better understood.
The Government’s approach to building a stronger economy and promoting opportunities for Canadians remains on track. The Government will continue to follow a disciplined approach to fiscal planning in order to assure a return to budgetary balance without endangering the economic recovery. The main elements of that approach are as follows.
•	To ensure that the economic recovery is secured, the Government will complete the implementation of Canada’s Economic Action Plan so that growth takes hold and jobs are created and maintained. This requires the full implementation of the $29.4 billion in stimulus measures announced for the current fiscal year, as well as the $17.2 billion in measures planned for 2010–11. The Government has made significant progress in implementing the Action Plan and is seeing results.

•	The Government will follow through on the “exit strategy” that is built into the plan, by ensuring that the temporary measures in the plan end as scheduled.

•	The Government will not raise taxes.

•	The Government will protect the growth track of major transfers to persons—including seniors, children’s and employment insurance benefits—from restraint. These important benefits for Canadians will not be affected.

•	The Government will protect the growth track of major transfers to other levels of government in support of health care, social services and Equalization. These are programs that fund essential services.

•	The Government will ensure that there is spending growth restraint on direct program spending—the component of total program spending over which the Government has greatest control, as required to achieve balanced budgets. This will require sustained discipline. The extent to which spending is restrained will depend on economic performance.

•	The Government will provide Canadians with an update to its economic and fiscal projections in the 2010 budget.
Primarily based upon the downward revision in the economic forecast for Canada from private-sector forecasters surveyed in August by the Department of Finance, the Government’s fiscal position is now expected to be weaker than projected at the time of the 2009 budget. The deficit is projected to decline steadily over the forecast horizon, reflecting the end of the Economic Action Plan, the positive impact of economic growth on revenues and an expected moderation in growth of program spending as employment insurance benefits decline with the improving labour market.

Table 1
Summary Statement of Transactions

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15
	(billions of dollars)
Budgetary revenues	233.1	216.6	233.1	250.9	268.7	284.7	298.2
Program expenses	207.9	241.9	244.7	240.6	246.8	253.9	261.4
Public debt charges	31.0	30.7	33.7	37.7	41.2	42.1	42.0
Total expenses	238.8	272.5	278.4	278.3	288.1	296.0	303.4

Budgetary Balance	-5.8	-55.9	-45.3	-27.4	-19.4	-11.2	-5.2

Federal debt	463.7	519.6	564.9	592.3	611.7	622.9	628.1

Per cent of GDP
Budgetary revenues	14.6	14.2	14.7	15.0	15.2	15.3	15.3
Program expenses	13.0	15.8	15.4	14.4	14.0	13.6	13.4
Public debt charges	1.9	2.0	2.1	2.3	2.3	2.3	2.1
Budgetary Balance	-0.4	-3.7	-2.8	-1.6	-1.1	-0.6	-0.3
Federal debt	29.0	34.0	35.5	35.4	34.6	33.5	32.1

Note:	Totals may not add due to rounding.
The Government will maintain a steady course. The Economic Action Plan will be implemented as planned. The budget will be returned to balance over the medium term. Tax cuts will be protected. Major transfers to persons and other levels of government will be protected. The growth in direct program spending will be restrained as necessary based on the economic situation.

The deficits currently projected are the result of significantly weaker prospects for the global economy over the medium term (Chart 7). These deficits are manageable, amounting to just 0.3 per cent of GDP in 2014–15, and their impact on our debt is manageable. Most importantly, the Government has a responsible plan for the economy and for bringing the budget back to balance.
The global recession has had a major effect on Canadians and their families. The Government’s first priority is to complete the implementation of Canada’s Economic Action Plan to protect those affected and to emerge with a stronger economy. Canada’s economic, financial and fiscal position is the envy of the world. The Government cannot control shocks to the global economy. However, it can ensure that we respond to global challenges in a way that protects Canadian families, while bolstering competition and economic opportunity.

Economic Developments and Prospects
The world economy is emerging from the deepest and most widespread global recession of the last 60 years. This global downturn continues to have a significant impact on the Canadian economy. The global financial market crisis, together with the large decline in foreign demand, has reduced Canadian exports, reduced employment and weakened business and consumer confidence.
On the whole, Canada has fared much better than most other major advanced economies over the last year. This has occurred despite our strong trade ties with the United States, which has been severely affected by the recession. Canada was the last major advanced country to enter recession. The fall in output in Canada has been among the lowest of all G7 countries since the start of the global recession. While job losses in Canada have been significant, the fall in total employment in the US has been proportionately twice as large (Chart 8). Further, the unemployment rate in Canada is now one percentage point below that in the US—the first time this has occurred in a generation.
In recent months, tentative signs of economic and financial stabilization have emerged. Financial market conditions have improved significantly, in large part due to the extraordinary policy measures introduced by governments and central banks. Following dramatic declines in global economic activity in late 2008 and early 2009, the pace of contraction in economic activity has eased considerably, with some countries posting positive growth in the second quarter of 2009.

Private-sector forecasters surveyed in August continue to expect an economic recovery in Canada beginning in the second half of this year and gaining momentum in 2010 (Chart 9). These expectations are consistent with recent economic developments. Canada’s real GDP increased 1.2 per cent at an annual rate in June, the first monthly increase in 10 months. Consumer confidence, consumer spending, and housing activity in Canada have also continued to improve in recent months.
While prospects for an economic recovery are encouraging, it is not assured. Further, there is considerable uncertainty and debate about the strength of any recovery and medium-term prospects for the global and US economies.
These concerns about the future course of the global economy are at the root of recent downward revisions to private-sector forecasts of the medium-term level of output in Canada. This is reflected in Table 2 below, which presents the average of private-sector forecasts as of August 17.
However, differing views on how these issues will be resolved have resulted in a wide range of private-sector forecasts of the Canadian economy. For example, the difference between the average of the three highest and three lowest forecasters in the August survey for nominal GDP in 2013 is about $100 billion (Chart 10). This is the largest divergence of forecasts since the Department of Finance began conducting these surveys and translates into a potential $15 billion variation in the level of annual budgetary revenues.
This uncertainty will likely remain for a considerable time, as the ramifications of the largest global economic shock since the Second World War are revealed and better understood.

Another important element of the economic forecast is commodity prices. Canada is a major net exporter of commodities, and price movements in commodities have a major impact on nominal GDP and government revenues. The average private-sector forecast for nominal GDP is consistent with unchanged commodity prices over the next 5 years. This is somewhat more prudent than suggested by current futures contracts, which suggest significant increases in crude oil and natural gas prices through 2015.

Approach to Budget Planning
The Government’s approach to budget planning is built upon the principles of accountability, transparency and strong expenditure management.
To ensure objectivity and transparency in forecasting, the economic forecast underlying the Government’s fiscal projections is based on the average of the private sector economic forecasts. This process has been followed for over a decade. This update maintains that approach.
The private sector forecasters included in the August survey are Bank of America Merrill Lynch, BMO Capital Markets, Caisse de dépôt et placement du Québec, The Centre for Spatial Economics, CIBC World Markets, The Conference Board of Canada, Desjardins, Deutsche Bank of Canada, Laurentian Bank Securities, Global Insight, National Bank Financial, Royal Bank of Canada, Scotiabank, TD Bank Financial Group, UBS Warburg and University of Toronto (Policy and Economic Analysis Program).
Based on the average of these economic forecasts, the Department of Finance develops detailed fiscal projections.

Canadian Economic Outlook, 2009–2014
The Government considers the average of these private-sector economic forecasts to be a prudent basis for fiscal planning.
Private-sector forecasters in the August survey expect nominal GDP in Canada to decline by 4.6 per cent in 2009, compared to an expected decline of 2.7 per cent in Budget 2009 planning assumptions. As a result, the current private-sector forecast for nominal GDP is $33 billion lower than Budget 2009 planning assumptions in 2009 and $76 billion lower by 2014.
In line with the expected sustained economic recovery over the medium term, private-sector forecasters expect a gradual recovery in the labour market. However, given the weaker-than-expected economy in late 2008 and early 2009, private-sector forecasters expect the unemployment rate to average 9 per cent in 2010, 1.3 percentage points higher than anticipated at the time of the budget. The unemployment rate is then expected to gradually fall to 6.5 per cent by 2015.
Private-sector forecasters expect short-term interest rates to remain below those expected at the time of Budget 2009 in the near term. However, they expect short-term interest rates to rise rapidly over the course of 2011 and to average about 4 per cent by 2012, roughly the same level that was expected at the time of Budget 2009. Private-sector forecasters expect long-term interest rates to average 4.7 per cent between 2010 and 2014, virtually unchanged from their average forecast over this period in the budget.
Private-sector forecasters also expect consumer price inflation to rebound from 15-year lows to inflation rates expected in Budget 2009, beginning in 2010. Consumer price inflation is expected to average 2 per cent between 2010 and 2014, identical to the private-sector forecast at the time of Budget 2009.

Table 2
Evolution of Average Private Sector Forecasts

	2009	2010	2011	2012	2013	2014	2015	2010–2014

	(per cent, unless otherwise indicated)
Real GDP growth
January 2009 private sector	-0.8	2.4	3.4	3.1	2.9	2.6		2.9
August 2009 private sector	-2.3	2.3	3.2	3.3	3.0	2.7	2.7	2.9
GDP inflation
January 2009 private sector	-0.4	1.7	2.2	2.3	2.1	2.1		2.1
August 2009 private sector	-2.3	1.8	2.0	2.3	2.2	2.2	2.2	2.1
Nominal GDP growth
January 2009 private sector	-1.2	4.2	5.7	5.5	5.0	4.7		5.0
Budget 2009 fiscal planning	-2.7	4.3	6.4	6.1	5.3	5.0		5.4
August 2009 private sector	-4.6	4.1	5.3	5.6	5.3	5.0	4.9	5.1
Nominal GDP level (billions of dollars)
January 2009 private sector	1,590	1,657	1,751	1,847	1,940	2,031		1,845
Budget 2009 planning	1,560	1,627	1,731	1,837	1,935	2,031		1,832
August 2009 private sector	1,527	1,590	1,674	1,768	1,862	1,955	2,051	1,770
August private sector relative to:
January 2009 private sector	-63	-66	-77	-79	-79	-76		-76
Budget 2009 planning	-33	-36	-57	-69	-74	-76		-63
3-month treasury bill rate
January 2009 private sector	0.8	1.7	3.2	4.0	4.3	4.4		3.5
August 2009 private sector	0.4	0.8	2.5	3.9	4.2	4.3	4.3	3.1
10-year government bond rate
January 2009 private sector	2.8	3.4	4.5	5.0	5.2	5.2		4.6
August 2009 private sector	3.3	3.8	4.4	4.9	5.1	5.2	5.2	4.7
Unemployment rate
January 2009 private sector	7.5	7.7	6.9	6.4	6.2	6.1		6.6
August 2009 private sector	8.5	9.0	8.5	7.8	7.1	6.8	6.5	7.8
Consumer Price Index (CPI) inflation
January 2009 private sector	0.7	1.9	2.1	2.1	2.0	2.0		2.0
August 2009 private sector	0.5	1.8	2.0	2.1	2.1	2.1	2.0	2.0
U.S. real GDP growth
January 2009 private sector	-1.8	2.1	3.5	3.2	3.0	2.7		2.9
August 2009 private sector	-2.6	2.0	3.2	3.8	3.5	3.2	3.0	3.2

Source: Department of Finance surveys of private sector forecasters.

Fiscal Outlook
Based upon the downward revision in the economic forecast by private sector forecasters for Canada described above, the Government’s fiscal position is now expected to be weaker than that projected at the time of the 2009 budget. The deficit is projected to decline steadily over the forecast horizon, reflecting the positive impact of economic growth on revenues and an expected moderation in growth of program spending as employment insurance benefits decline with the improving labour market.
Table 3
Summary Statement of Transactions

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15

	(billions of dollars)
Budgetary revenues	233.1	216.6	233.1	250.9	268.7	284.7	298.2
Program expenses	207.9	241.9	244.7	240.6	246.8	253.9	261.4
Public debt charges	31.0	30.7	33.7	37.7	41.2	42.1	42.0
Total expenses	238.8	272.5	278.4	278.3	288.1	296.0	303.4

Budgetary Balance	-5.8	-55.9	-45.3	-27.4	-19.4	-11.2	-5.2

Federal debt	463.7	519.6	564.9	592.3	611.7	622.9	628.1

Per cent of GDP
Budgetary revenues	14.6	14.2	14.7	15.0	15.2	15.3	15.3
Program expenses	13.0	15.8	15.4	14.4	14.0	13.6	13.4
Public debt charges	1.9	2.0	2.1	2.3	2.3	2.3	2.1
Budgetary Balance	-0.4	-3.7	-2.8	-1.6	-1.1	-0.6	-0.3
Federal debt	29.0	34.0	35.5	35.4	34.6	33.5	32.1

Note: Totals may not add due to rounding.
The Government will maintain a steady course. The Economic Action Plan will be implemented as planned. The budget will be returned to balance over the medium term. Tax cuts will be protected. Major transfers to persons and other levels of government will be protected. The growth in direct program spending will be restrained as necessary based on the economic situation.
Expressed in relation to the size of the economy, the budget deficit in 2009–10 is 3.7 per cent of GDP, well below the most recent peak achieved just after the last recession of 5.6 per cent in 1992–93. By 2013–14, the deficit measured in relation to the size of the economy is now projected to be 0.6 per cent of GDP; in 2014–15 it is 0.3 per cent.

The deficits currently projected are the result of significantly weaker prospects for the global economy over the medium term. These deficits are manageable, amounting to just 0.3 per cent of GDP in 2014–15, and their impact on our debt will be manageable. Most importantly, the Government is staying the course that it has set since 2006, with a sound plan for the economy and for bringing the budget back to balance.
The federal debt measured in relation to the size of the economy is projected to increase from 29 per cent of GDP in 2008–09—the lowest debt ratio in 27 years—to a peak of 35.5 per cent in 2010–11. The debt ratio over the next two years will be about equal to the ratio in 2005–06, when the Government recorded a $13.2 billion surplus.
Canada had by far the best fiscal position among G7 nations going into the current crisis, and is projected to maintain this strong position as it emerges from recession. The OECD projects Canada’s total government net debt-to-GDP ratio will be 32.6 per cent in 2010.

Changes in the Fiscal Outlook Since the January 2009 Budget
Table 4
Summary of Changes in the Fiscal Outlook Since the January 2009 Budget

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15

	(billions of dollars)
January 2009 Budgetary Balance	-1.1	-33.7	-29.8	-13.0	-7.3	0.7	n/a
Impact of Economic and Fiscal Developments
Budgetary revenues	-3.3	-8.3	-6.8	-8.5	-7.8	-9.6
Program expenses[1]
Employment Insurance	-0.7	-3.2	-3.1	-2.5	-1.6	-0.6
Policy Measures	0.0	-9.4	-4.4	-2.0	0.0	0.0
Lapse	0.0	0.0	0.0	0.0	0.0	1.5
Economic and other Changes	-0.4	-0.2	-0.7	-0.9	-0.7	-0.7

Total program expenses	-1.1	-12.8	-8.2	-5.4	-2.3	0.2

Public debt charges	-0.3	-1.2	-0.4	-0.5	-2.0	-2.5

Total Economic and Fiscal Developments	-4.7	-22.2	-15.4	-14.4	-12.1	-11.9

Revised Budgetary Balance	-5.8	-55.9	-45.3	-27.4	-19.4	-11.2	-5.2

[1]	A positive number implies a decrease in spending and an improvement in the budgetary balance. A negative number implies an increase in spending and a deterioration in the budgetary balance.

Note: Totals may not add due to rounding.
The deficit in 2009–10 reflects both much weaker economic growth than anticipated in the 2009 budget and the impact of policy actions taken since the budget. In subsequent years, the changes primarily reflect the impact on revenues and the EI program of the weaker private-sector economic forecast over the medium term described above.
The corporate asset review is continuing consistent with the Budget 2009 commitment. The Government remains committed to this process. However, in light of the recent weakness in the economy and, in line with our stated commitment to ensure that fair value can be realized by taxpayers and the transaction will generate additional economic activity, gains resulting from the sale of corporate assets have not been included in the projection.
This projection includes a revision to the estimated amount of planned spending that does not proceed in any given year—the so-called lapse. In recent years, lapsed spending has been at historically high levels, reaching 9 per cent of planned spending in 2007–08. In large part this reflects the rapid expansion of a number of federal programs. Over the projection period, as programs reach maturity, this lapse amount is projected to decline sharply. By 2013–14, the lapse is projected to be close to recent historical lows. This is an important element of the spending projection that is subject to judgement. The assumption that the lapse returns to a historically low share introduces an element of prudence into the spending projection. To the extent that the lapse is higher than this, program spending would be commensurately lower, and deficits would be reduced.

Other changes to the program expense forecast reflect higher actuarial losses for public sector pension and benefit plans.
Outlook for Budgetary Revenues
Table 5
The Revenue Outlook

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15

	(billions of dollars)
Tax Revenues
Personal income tax	116.0	108.7	117.1	124.5	133.3	141.7	150.6
Corporate income tax	29.5	23.8	26.1	29.2	29.9	32.1	33.9
Other income tax	6.3	4.6	5.4	5.8	6.3	6.8	7.0

Total income tax	151.8	137.1	148.7	159.4	169.6	180.6	191.4

Excise taxes/duties
Goods and service tax	25.7	25.8	27.1	28.5	30.4	32.0	33.8
Customs import duties	4.0	3.4	3.5	3.6	3.8	4.0	4.1
Other excise taxes/duties	10.0	10.0	9.8	9.9	9.9	10.0	10.0

Total excise taxes/duties	39.8	39.2	40.3	42.0	44.1	46.0	47.9

Total tax revenues	191.6	176.3	189.0	201.4	213.7	226.5	239.3

Employment insurance premium revenues	16.9	16.4	17.2	19.4	22.0	24.7	26.1

Other revenues	24.6	23.9	26.9	30.1	33.0	33.5	32.7

Total budgetary revenues	233.1	216.6	233.1	250.9	268.7	284.7	298.2

Per cent of GDP
Personal income tax	7.3	7.1	7.4	7.4	7.5	7.6	7.7
Corporate income tax	1.8	1.6	1.6	1.7	1.7	1.7	1.7
Goods and service tax	1.6	1.7	1.7	1.7	1.7	1.7	1.7

Total tax revenues	12.0	11.5	11.9	12.0	12.1	12.2	12.2
Employment insurance premium revenues	1.1	1.1	1.1	1.2	1.2	1.3	1.3
Other revenues	1.5	1.6	1.7	1.8	1.9	1.8	1.7

Total	14.6	14.2	14.7	15.0	15.2	15.3	15.3

Note: Totals may not add due to rounding.
Table 5 sets out the Government’s projection for budgetary revenues. Budgetary revenues are expected to decline 7.1 per cent in 2009–10, reflecting the impact of the recession on all main revenue streams, particularly personal and corporate income tax revenues. Revenue growth is projected to recover beginning in 2010–11, primarily reflecting the economic recovery, the impact on returns on investments of rising interest rates, and rising EI premiums.
Personal income tax revenues—the largest component of budgetary revenues—are projected to decline $7.3 billion, or 6.3 per cent, in
2009–10. This decline reflects income tax relief such as the Home Renovation Tax Credit, combined with very weak growth in personal income. Over the planning period, personal income tax revenues increase somewhat faster than growth in GDP, reflecting the progressive nature of the income tax system combined with real income gains.

Corporate income tax revenues, which dropped by 27.4 per cent in 2008–09, are projected to decline by a further 19.2 per cent in 2009–10. This is consistent with a forecast decline in profits, lower projected capital income, and an additional 0.5-percentage-point reduction in the general corporate income tax rate effective January 1, 2009. A portion of current losses is expected to be carried forward by corporations and applied against future tax liabilities, reducing the growth of corporate income tax revenues in future years. In 2010–11, after a further 1.0–percentage-point decline in the general corporate income tax rate effective January 1, 2010, corporate income tax revenues are projected to rise 9.9 per cent, reflecting a strong projected recovery in profits, dampened by loss carry-forwards. After the full implementation of general corporate income tax rate reductions in 2012, corporate income tax revenues are projected to grow at an average of 6.5 per cent per year, roughly in line with growth in profits.
Other income tax revenues—largely withholding taxes levied on non-residents—are generally projected to follow the trend in profits. The phase-out of the withholding tax on non-arm’s length interest payments to the US under the Fifth Protocol to the Canada-US Tax Treaty is projected to dampen the growth in this component of revenues.
GST revenues are expected to rise only slightly in 2009–10, consistent with weak projected growth in taxable consumption. GST revenues are projected to grow by just over 5 per cent on average over the remainder of the planning period, in line with taxable consumption.
Customs import duties are projected to decline 15.3 per cent in 2009–10, consistent with a projected decline in imports and the implementation of tariff relief for machinery and equipment introduced in Budget 2009. Growth in both imports and customs import duties is projected to recover, with growth averaging just under 4 per cent, over the remainder of the planning period.
Other excise taxes and duties are projected to remain virtually flat over the planning period.
Employment Insurance (EI) premium revenues are projected to decline by 2.8 per cent in 2009–10 and to recover in 2010–11. Under the Economic Action Plan, the Government froze the EI premium rate constant at the 2008 level of $1.73 per $100 of insurable earnings in both 2009 and 2010. As well, an estimated $2.9 billion will be credited to the EI Account on August 1, 2010 to maintain the Government’s Budget 2009 commitment that benefit enhancements announced in Budget 2009 will not be recovered in future years. As planned, premium rate increases will be subject to decisions of the Canada Employment Insurance Financing Board (CEIFB) and will be limited to the cap set out in Budget 2008.
Other revenues include those of consolidated Crown corporations, net gains/losses from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. Other revenues are projected to rise steadily over the medium term, as higher interest rates boost returns on investments.

Outlook for Program Expenses
Table 6
The Program Expenses Outlook

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15

			(billions of dollars)
Major transfers to persons
Elderly benefits	33.4	35.2	36.9	39.0	41.1	43.4	45.5
Employment insurance benefits[1]	16.3	22.1	22.0	19.2	18.4	17.6	17.9
Children’s benefits	11.9	12.2	12.5	12.8	13.0	13.3	13.4

Total	61.6	69.5	71.5	70.9	72.6	74.2	76.8

Major transfers to other levels of government
Federal transfers in support of health and social programs	33.3	35.6	37.2	38.7	40.7	42.7	44.7
Fiscal Arrangements[2]	15.2	16.2	16.4	16.8	17.6	18.6	19.5
Alternative Payments for Standing Programs	-3.0	-2.8	-3.0	-3.2	-3.4	-3.6	-3.8
Canada’s cities and communities	1.0	2.0	2.0	2.0	2.0	2.0	2.0
Sales tax harmonization (ON, BC)		0.8	3.4	1.8

Total	46.5	51.8	56.0	56.1	56.9	59.7	62.3

Direct program expenses
Transfer payments	30.2	29.5	30.9	32.8	33.3	33.3	33.7
Crown Corporations	8.1	7.6	7.6	7.6	7.6	7.6	7.6
Other operating expenses	61.5	64.8	68.4	72.0	75.4	78.0	80.4

Underlying Spending	99.8	102.0	106.9	112.4	116.4	119.0	121.7
Economic Action Plan	0.0	18.7	10.3	1.1	1.0	1.0	0.6

Total	99.8	120.7	117.2	113.5	117.4	120.0	122.3

Total program expenses	207.9	241.9	244.7	240.6	246.8	253.9	261.4
Per cent of GDP
Major transfers to persons	3.8	4.6	4.5	4.2	4.1	4.0	3.9
Major transfers to other levels of government	2.9	3.4	3.5	3.4	3.2	3.2	3.2
Direct program expenses	6.2	7.9	7.4	6.8	6.6	6.4	6.3
Total program expenses	13.0	15.8	15.4	14.4	14.0	13.6	13.4

Note: Totals may not add due to rounding

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI program costs (amounting to $1.7 billion in 2006–07) relate to administration costs.

[2]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and Statutory Subsidies.

Table 6 sets out the main components of program expenses. These are: major transfers to persons, major transfers to other levels of government and direct program spending.
Major transfers to persons consist of elderly, employment insurance and children’s benefits, including the Universal Child Care Benefit.
•	Growth in benefits for seniors is expected to average about 5 per cent annually over the planning period due to increases in the seniors population and consumer price inflation, to which benefits are indexed.

•	Employment Insurance benefits are projected to increase by $5.8 billion this year to reach $22.1 billion. Starting in 2011–12, benefits are projected to decline, reflecting the forecast improvement in the labour market at that time, as well as the end of temporary measures to increase Employment Insurance benefits in Canada’s Economic Action Plan.

•	Children’s benefits increase moderately over the forecast period, reflecting the increases in the National Child Benefit and the Canada Child Tax Benefit announced in the 2009 budget.
Major transfers to other levels of government include transfers in support of health care and social programs, as well as Equalization. Transfers will continue to grow at current legislated rates for the entire projection period. Also included in major transfers are amounts for transitional assistance for the provinces of Ontario and British Columbia, which have each announced they will move to the Harmonized Sales Tax framework.
About one-half of program spending consists of direct program expenses. Direct program spending broadly consists of transfers administered by departments, wages and benefits of federal public servants, capital expenses, other operating expenses and amounts appropriated to Crown Corporations. Given the magnitude of the measures related to Canada’s Economic Action Plan included in direct program spending, these are shown separately to facilitate annual comparisons of the main components of spending. Over the 2011-12 to 2014-15 period, direct program spending increases an average of 3.3 per cent per year excluding the impact of Economic Action Plan measures.
Transfer payments administered by departments are set in nominal dollars and, therefore, do not change from year to year, unless the Government makes an express policy decision to do so.
Expenses related to Crown Corporations are fixed in nominal terms. The net income of Crown Corporations is included in the projection for budgetary revenues, under other revenues.
Operating expenses include public service wages and benefits and non-wage operating expenses. Operating expenses also include an estimate of capital amortization expenses, professional services and other costs incurred by departments. They also include amounts for potential future legal and environmental liabilities, estimates of future cost increases related to inflation, and amounts for estimated future increases in resources in areas where the government has little discretion, for example public safety and security.
The Government will ensure that there is spending growth restraint on direct program spending—the component of total program spending over which the Government has greatest control, as required to achieve balanced budgets. This will require sustained discipline. The extent to which spending is restrained will depend on economic performance.
Program expenses as a share of GDP are up sharply in 2009–10 and 2010–11 reflecting the stimulus measures under the Economic Action Plan. As a share of GDP, spending declines to 13.4 per cent in 2014–15.

Risks to the Fiscal Projections
Risks associated with the fiscal projections primarily relate to risks around the strength of the economic recovery and volatility in the relationship between fiscal variables and the underlying economic activity to which they relate.
Even if the economic outlook were known with certainty, there would still be risks associated with the fiscal projections because of the uncertainty in the translation of economic developments into spending and tax revenues. The following are the key sources of uncertainty:
•	The corporate income tax projections assume a sharp rise in corporate losses in 2009, based on the broad decline in net corporate profits. The income tax system allows corporations to use certain losses to reduce taxable income in the three preceding years or the 20 following years. There is, however, considerable uncertainty as to the magnitude and timing of these losses, and their implications for corporate income tax revenues.

•	There is considerable uncertainty around the timing of the recovery in markets following the sharp decline in the TSX composite index over the latter months of 2008. Market-related income is inherently difficult to forecast. This is all the more true in times of financial turmoil, introducing a greater level of uncertainty to the personal and corporate income tax revenue projections.

•	On the expense side, the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament varies from year to year and can materially affect the fiscal outcome. In addition, during the course of the fiscal year, departments and agencies often incur liabilities for which no payments are made. These liabilities are recognized throughout the year and are updated following the close of the fiscal year as part of the normal year-end accrual adjustments. Changes in estimates of liabilities can be significant.

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